Exhibit 12.6

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$102,242	$79,520
Add- Taxes based on income	67,016	53,070

Net income before income taxes	169,258	132,590
Add- fixed charges:
Interest on short-term and long-term debt (a)	65,609	95,535
Estimated interest cost within rental expense	1,271	1,615
Amortization of net debt premium, discount, and expenses	2,801	4,209

Total fixed charges	69,681	101,359

Earnings available for fixed charges	238,939	233,949

Ratio of earnings to fixed charges	3.42	2.30

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,284	2,294
Adjustment to pretax basis	842	1,531

	2,126	3,825

Combined fixed charges and preferred stock dividend requirements	$71,807	$105,184

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.32	2.22

(a)	Includes interest expense related to uncertain tax positions